Exhibit 21

Texas Regional Bancshares, Inc.
List of Subsidiaries
March 7, 2006

			Percentage of
		Jurisdiction of	Voting Securities
Name	Domicile	Organization	Owned
Texas Regional Delaware, Inc.	Wilmington, DE	Delaware	100%
Texas State Bank	McAllen, TX	Texas	100%
TSB Securities, Inc.	McAllen, TX	Texas	100%
TSB Properties, Inc.	McAllen, TX	Texas	100%
Riverway Holdings Capital Trust I	Wilmington, DE	Delaware	100%
Riverway Holdings Capital Trust II	Newark, DE	Delaware	100%
Texas Regional Statutory Trust I	Hartford, CT	Connecticut	100%
Hydrox Holdings, Inc.	Houston, TX	Texas	100%
Southeast Texas Insurance Services, L.P.	Beaumont, TX	Texas	100%
Southeast Texas Insurance Services Holdings, L.L.C.	Beaumont, TX	Texas	100%
Port Arthur Abstract and Title Company	Port Arthur, TX	Texas	100%
Southeast Texas Title Company	Beaumont, TX	Texas	100%
Valley Mortgage Company, Inc.	McAllen, TX	Texas	100%